Mail Stop 3628

November 18, 2009

Via U.S. Mail

Mr. Todd R. Moore
General Counsel and Secretary
NCI Building Systems, Inc.
10943 North Sam Houston Parkway West
Houston, Texas 77064

      Re: **NCI Building Systems, Inc.**
               Schedule TO-I
               Filed on November 9, 2009
               File No. 005-43166

Dear Mr. Moore:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that the Notes will be purchased for cash equal to 100% of the principal amount, plus interest and the Additional Amounts under the Registration Rights Agreement. Although there are currently no accrued and unpaid Additional Amounts, please advise us as to how the payment of any Additional Amounts complies with Rule 13e-4(f)(8)(ii).

Table of Contents, page i

2.   In the last paragraph on page ii, you cite Rule 14e-5 as restricting purchases of the Notes by you and your affiliates for ten business days after the expiration of the tender offer. The prohibition on purchases contained in Rule 14e-5 applies only until the tender offer expires. Please advise, or revise to refer to Rule 13e-4(f)(6).

The Company's Obligation to Purchase the Notes, page 6

3.   Please revise this section to reflect that all conditions, other than those related to securing regulatory approval, must be satisfied or waived at or before expiration.

*   *   *   *   *

        Please promptly amend your filing in response to these comments. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

 ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

 ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

 ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        You may contact me at (202) 551-3503 if you have any questions regarding our comments, or, if you require further assistance, you may call Peggy Kim, Special Counsel, at (202) 551-3411.

                                                Sincerely,

                                                David L. Orlic
                                                Attorney-Advisor
                                                Office of Mergers and Acquisitions

cc: Via facsimile: (212) 521-7611
        John M. Allen, Esq.
        Debevoise & Plimpton LLP